300 Airport Road, South St. Paul, MN  55075 • Phone: 651-457-7491 • Fax: 651-457-8651
www.brsparachutes.com

Defining Aviation Safety

February 1, 2005

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC  20549

RE:          Ballistic Recovery Systems, Inc.

Form 10-KSB for the year ended September 30, 2004

File No. 0-15318

Dear Mr. Humphrey:

I am President and Chief Operating Officer of Ballistic Recovery Systems, Inc. (BRS).  In connection with responding to your comments of January 26, 2005, BRS acknowledges that:

•                  BRS is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Securities and Exchange Commission Staff (Staff) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  BRS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide the Division of Enforcement with access to all information necessary for the review of our filing or in response to any comments the Commission may have on our filing.

Please let me know if you have any questions.

Sincerely,

Robert L. Nelson	Larry E. Williams
CEO	President and COO

Cc:	Board of Directors
Doug Holod